EXHIBIT 99.128

Lawyer: Shimmy Posen
Direct Line: (416) 869-7612
E-mail: sposen@garfinkle.com

February 16, 2021

VIA SEDAR

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Office of The Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities, the Northwest Territories

Office of the Superintendent of Securities (Nunavut)

Office of the Yukon Superintendent of Securities

Dear Mesdames/Sirs:

Re:	High Tide Inc. – Final Short Form Prospectus – SEDAR Project #03168350

We refer to the final short form prospectus of High Tide Inc. (the “Corporation”) dated February 16, 2021 (the “Final Prospectus”), relating to an offering of units.

We consent to being named in the Final Prospectus on page 3, and under the headings “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations,” “Legal Matters,” and “Interest of Experts.” Furthermore, we consent to the use of our legal opinions dated February 16, 2021 as set out under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations.”

We confirm that we have read the Final Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion referred to above, or that is within our knowledge as a result of the services we performed to render such opinion.

Yours very truly,
Garfinkle Biderman LLP

“Shimmy Posen”

Shimmy Posen

Garfinkle | Biderman LLP	Tel | 416.869.1234
Dynamic Funds Tower, Suite 801, 1 Adelaide Street East, Toronto, ON M5C 2V9	Fax | 416.869.0547	www.garfinkle.com